

Mail Stop 4631

February 12, 2010

Via U.S. Mail

David L. Bialosky, Esq.
Senior Vice President, General Counsel and Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

> **Re: The Goodyear Tire & Rubber Company**
> **Registration Statement on Form S-4**
> **Filed February 2, 2010**
> **File No. 333-164632**

Dear Mr. Bialosky:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   We note the assumptions provided in the second paragraph that relate to the due organization, valid existence and good standing of the company and certain

guarantors. Please have counsel revise its legality opinion to delete these assumptions as they are readily ascertainable facts.

2.   Please delete the assumptions that the Company and the Guarantors each have all requisite power and authority to execute, deliver and perform the Supplemental Indenture, the Exchange Notes and the Guarantees, as applicable. Please also remove the assumptions that the Company has duly authorized, executed and delivered the Base Indenture, and that each of the Company and the Guarantors other than the Delaware Companies has duly authorized the Supplemental Indenture and the Exchange Notes or Guarantees, as applicable. The assumptions are inappropriate because they directly underlie counsel's opinion regarding the exchange notes and guarantees constituting valid and binding obligations of the company and guarantors. Please also note all securities, including those issued by non-Delaware entities, must be covered by a clean opinion. Please advise us if you plan to file additional opinions from local counsel covering the non-Delaware entities.

3.   Please have counsel delete the second paragraph on page 2 of the legality opinion. The subject paragraph introduces a limitation that impacts counsel's opinion with respect to the ability of the guarantees and exchange notes to constitute valid and binding obligations of the company and the guarantors. In addition, we note that you have already included a limitation for the application of fraudulent transfer laws, so this carve-out from the opinion appears to be unnecessary.

4.   Please tell us supplementally whether counsel believes the specific provisions of the Indenture as to which it expresses no opinion are already covered by the limitations as to bankruptcy, public policy and equitable principles. Note that we do not object to those limitations. If the enforceability of those provisions is already covered by these limitations, please tell us why counsel has specifically carved out those provisions, or revise the opinion to remove the carve-outs. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary and note that we may have additional comments.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Carey S. Roberts, Esq. (via facsimile at (646) 441-9034 and (212) 841-1010)
        Covington & Burling LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018